

August 22, 2018

Rouven Bergmann
Chief Financial Officer
Medidata Solutions, Inc.
350 Hudson Street
9th Floor
New York, NY 10014

> **Re: Medidata Solutions, Inc.**
> **Form 10-K for the Year Ended December 21, 2018**
> **Filed February 28, 2018**
> **Form 10-Q for the Quarter Ended March 31, 2018**
> **Filed May 4, 2018**
> **File No. 001-34387**

Dear Mr. Bergmann:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2018

Note 1. Summary of Significant Accounting Policies
Costs to Obtain and Fulfill a Contract, page 9

1. You state that costs related to renewable contracts are deferred and amortized on a straight-line basis over a period equal to twice the contractual term, which you have determined to be the expected period of benefit. Please tell us whether you pay any commissions upon renewal of the initial contract terms. If so, tell us, and revise to clarify, how you account for such costs. In this regard, explain whether the commissions paid on renewal are commensurate with the initial commissions and your basis for such

conclusion. Also disclose the period of benefit for renewal commissions and to the extent that the benefit period exceeds the renewal term, explain to us how you determined such period. Refer to ASC 340-40-35-1.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Edgar, Staff Accountant at 202-551-3459 or Kathleen Collins, Accounting Branch Chief at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Randy Rasmussen